Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: IMMURON LIMITED

ACN/ARSN: 063 115 045

1. Details of substantial holder(1)

Name: Inverarey Pty Ltd

ACN/ARSN (if applicable): 133 176 566

The holder ceased to be a substantial holder on: 9 / 6 / 2017

The previous notice was given to the company on: 15 / 7 / 2016

The previous notice was dated: 15 / 7 / 2016

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
	See Attached				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Attached	

Signature

print name: Ian D R Pattison capacity: Director

sign here [signature] date: 20 / 6 / 2017

Annexure 'A'

This is annexure A of 1 page referred to in the Form 605 Notice of change of interests of substantial holder signed by me and dated 4 March 2014.

Date of Change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and number of securities Disposed of	Class and number of securities Acquiredf	Total Voting Interest after change
4/10/2016		Dilution due to Issuance of 3,968,916 shares	N/A			5.58%
2 Dec 2016		Dilution due to Issuance of 251,877 shares	N/A			5.56%
5 December 2016	See below	On market sale of 4,565 shares				5.56%
10 April 2017	See below	On market sale of 39,757 shares	15,987.80			5.52%
11 April 2017	See below	On market sale of 60,243 shares	$23,687.29			5.46%
2 May 2017	See below	On market sale of 30,000 shares	$19,541.92			5.43%
9 June 2017		Dilution due to issuance of 24,400,000 shares				4.41%

Associates

Inverarey Pty Ltd	Lvl 4, 349 Collins Street, Melbourne
Ian Pattison and Katherine Forrest atf Sylvan Superannuation Fund	Lvl 4, 349 Collins Street, Melbourne
Ian Pattison atf AEP Testementary Trust No 3	Lvl 4, 349 Collins Street, Melbourne
Fuddy Pty Ltd atf Pattison Superannuation Fund	Lvl 4, 349 Collins Street, Melbourne